BY-LAWS
OF
C. Wolters Consultants, Inc.
ARTICLE I – OFFICES

The principal offices of the Corporation shall be located at, 2980 S. Rainbow, Blvd. Ste. H-22, Las Vegas, NV. 89146 and the office address may be changed from time to time by the Board of Directors. The Corporation may also maintain offices at such other places within or without the United States as the Board of Directors may, from time to time, determine.

ARTICLE II - MEETINGS OF STOCKHOLDERS

SECTION 1 - ANNUAL MEETINGS:

The annual meeting of the stockholders of the corporation shall be held within six (6) months after the close of the fiscal year of the Corporation, which is established as the 31st of December of each year, for the purposes of electing directors, and transacting such other business as may properly come before the meeting.

SECTION 2 - SPECIAL MEETINGS:

Special meetings of the stockholders may be called at any time by the Board of Directors or by the President, and shall be called by the President or the Secretary at the written request of the holders of ten percent (10%) of the shares then outstanding and entitled to vote thereat, or as otherwise required by law.

SECTION 3 - PLACE OF MEETINGS:

All meetings of stockholders shall be held at the principal office of the Corporation, or at such other places as shall be designated in the notices or waivers of notice of such meetings.

SECTION 4 - NOTICE OF MEETINGS:

(a) Except as otherwise provided by statute, written notice of each meeting of stockholders, whether annual or special, stating the time when and the place where it is to be held, shall be served either personally or by mail, not less than ten or more than sixty days before the meeting, upon each stockholder of record entitled to vote at such meeting, and to any other stockholder to whom the giving of notice may be required by law. Notice of a special meeting shall also state the purpose or purposes for which the meeting is called, and shall indicate that it is being issued by, or at the direction of, the person or persons calling the meeting. If at any meeting, action is proposed to be taken that would, if taken, entitle stockholders to receive payment for their shares pursuant to statute, the notice of such meeting shall include a statement of that purpose and to that effect. If mailed, such notice shall be directed to each such stockholder at the address as it appears on the transfer agency records or the records of the stockholders of the Corporation, unless he shall have previously filed with the secretary of the Corporation a written request that notices intended for him be mailed to some other address, in which case, it shall be mailed to the address designated in such request.

(b) Notice of any meeting need not be given to any person who may become a stockholder of record after the mailing of such notice and prior to the meeting, or to any stockholder who attends such meeting,